UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announces results for the fourth quarter ended September 30, 2003.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: November 17, 2003

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

Form 53-901F
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Monday November 17, 2003

Item 3

Press Release

A press release providing notice of the material change was issued on November 17, 2003.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. announces results for the fourth quarter ended September 30, 2003.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on section 85(2) of the Act

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:                 David M. Hall, Chief Financial Officer
Telephone:             (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated at the City of Vancouver, in the Province of British Columbia, this 17th day of November, 2003.

Angiotech Pharmaceuticals, Inc.

By:

/s/ David M. Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS FOR THE FOURTH QUARTER

ENDED SEPTEMBER 30, 2003

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today reported financial results for the fourth quarter ended September 30, 2003. Amounts, unless specified otherwise, are in Canadian dollars.  At September 30, 2003, the exchange rate was approximately U.S. $1.00 = CDN $1.3504.

TEXT OF Q4 LETTER TO SHAREHOLDERS:

"This past quarter we continued to make progress as we position ourselves as a leader in the emerging field of drug-coated medical devices and drug-coated surgical implants.  Results from the pivotal TAXUS IV paclitaxel-eluting stent trial were announced by our corporate partner, Boston Scientific.  We also learned that the FDA will convene a panel meeting on November 20th, 2003 regarding Boston Scientific’s application to market TAXUS™ Express2™ in the United States.

The TAXUS IV results were released at the Transcatheter Cardiovascular Therapeutics (TCT) conference on September 15, 2003, Boston Scientific reported a target lesion revascularization (TLR) rate of 3.0 percent in the paclitaxel-eluting stent group compared with 11.3 percent in the bare metal stent control group.  TLR is an important clinical measure of the performance of the drug-eluting stent since it represents the number of times that a lesion has to be retreated.  In other words, 97% of patients did not require further treatment at the site of the paclitaxel-eluting stent. Significantly more patients in the control group required retreatment by Coronary Artery By-Pass Surgery compared with the treated group (3.1% in the control group vs 0.6% of patients in the paclitaxel-eluting stent group).

High-risk patients in the TAXUS IV study appeared to have enjoyed the same benefits from the paclitaxel-eluting stents as the most favorable-risk patients.  Patients with diabetes, small vessel disease and large lesions historically have had higher failure rates with bare-metal stents.  While all patients responded favorably in the treated group, insulin dependent diabetics, which have the most aggressive lesions, had a restenosis rate of 7.7% in the treated group versus 38.1% in the control group.  This observation suggests that paclitaxel overcomes the biological responses that limit the effectiveness of a well-engineered coronary stent.  The anti-proliferative characteristics of paclitaxel appear to address the underlying pathology of restenosis, one that is most pronounced in diabetics.  TAXUS IV is the most comprehensive TAXUS study performed to date by Boston Scientific and may represent an important benchmark over the next several years.

We have increased the pace of new clinical studies with our internal programs.  So far this year, we have initiated pivotal studies in Europe for CoSeal® to test its safety and effectiveness as a pulmonary sealant and, in this quarter, we commenced an Adhibit anti-adhesion trial in women undergoing fibroid removal.   In the pharmaceutical program, we are near completion of enrollment of our PAXCEED™ clinical trial for rheumatoid arthritis and, earlier in the year, we announced positive results of our phase I study of PAXCEED™ in severe psoriasis. Subsequent to the quarter, we commenced a Canadian feasibility study evaluating Adhibit™ for prevention of adhesions following surgery in women for endometriosis.  Finally, the paclitaxel-loaded surgical vascular wrap study commenced enrollment in September for patients undergoing peripheral vascular by-pass graft surgery below the knee.

Earlier this year, we acquired Cohesion Technologies which provides multiple opportunities for long term benefits to our shareholders.  These benefits include; experienced management, commercially approved products, intellectual property and drug loadable biomaterials.  In October 2003, we raised a net of approximately US$238 million to give us the financial leverage to develop products from our existing candidate pipeline and to acquire strategic assets in order to grow the business. On November 14, 2003, we entered into an agreement to acquire STS Biopolymers, Inc., a privately owned company located in Henrietta, NY for approximately US$23 million.  STS specializes in the development of state-of-the-art biocompatible coatings for medical devices.  We believe these and future acquisitions will provide us with new business development opportunities and enable us to leverage our research and development in next-generation drug-loaded surgical biomaterials and medical devices.

Our team is committed to building long term sustainable shareholder value and I am privileged to have the confidence of our board and our shareholders in fulfilling this vision.  Thank you for your continued support." - William L. Hunter, MD, MSc, President and Chief Executive Officer.

CONDENSED FINANCIAL RESULTS

The loss for the fourth quarter was $8.1 million ($0.23 loss per common share), as compared to a loss of $1.9 million ($0.06 loss per common share) in the fourth quarter of the prior year.  Revenue of $5.9 million for the fourth quarter includes $2.5 million from sales of Cohesion’s approved products.  In addition, we recognized $1.6 million of deferred revenue related to amortization of upfront license fees and $1.8 million of royalty income from our collaborators under the drug-coated stent co-exclusive license.  Royalty income includes $894,000 of the deferred sales milestone received from Boston Scientific in May 2003.

Research and development expenditures increased to approximately $5.0 million during the quarter compared to $2.4 million for the same period in 2002.  This net increase is partially due to the inclusion of Cohesion’s research and development costs of $1.5 million consisting primarily of salaries and clinical trial expenditures on the Adhibit™ and CoSeal® Lung clinical programs.  The remainder of the increase relates to license and royalty payments of $1.1 million in the current quarter, which are due to licensors based on net royalty revenue received for the period.  Selling, general and administrative expenses for the current quarter decreased slightly to $3.9 million from $4.0 million for the same period in the prior year.  The decrease is primarily due to a decrease in professional fees of $1.0 million almost entirely offset by the inclusion of Cohesion’s sales and marketing and general and administration expenditures of $970,000 for the quarter.  Amortization increased to $2.9 million compared to $803,000 in the same period in 2002 primarily due to $1.8 million of amortization on the identifiable intangible assets acquired in the acquisition of Cohesion.

The loss for the quarter includes a foreign exchange loss of $397,000 compared to a foreign exchange gain of $4.4 million for the same period in the prior year.  This change is directly related to the fluctuations in the Canadian dollar currency against its U.S. counterpart in the current quarter as compared to the same period in the prior year. Investment and other income decreased by $167,000 compared to the same period in the prior year due to the decline in U.S. market yields available on our short-term investments together with a decrease in the balance of cash and short-term investments.

The loss for the twelve month period was $46.5 million ($1.38 loss per common share), as compared to a loss of $20.1 million ($0.64 loss per common share) for the same period in the prior year.  The loss for the twelve months ended September 30, 2003 includes a foreign exchange loss of $14.9 million ($0.44 loss per share) compared to a foreign exchange gain of $629,000 ($0.02 earnings per share) for the twelve month period ended September 30, 2002.  Again, this increase is a direct result of the increasing spread of the Canadian dollar currency on the U.S. dollar currency.  The increasing strength in the Canadian dollar currency against its U.S. counterpart is subject to the current economic and political climates that we cannot control.  We do not use derivatives to hedge against exposures to foreign currency, interest rate and other market risks arising from our balance sheet financial instruments because our future expenditures are anticipated to be largely in U.S. denominated currency.

Revenue for the year to date is comprised of $7.7 million from sales of Cohesion approved products, $4.3 million from amortization of deferred revenue related to upfront license fees and $2.2 million from royalty revenue from licensees on the commercial sales of drug-coated stents using our technology.  Cost of goods sold, relating to the Cohesion products, as a percentage of sales was approximately 63%.

Research and development costs decreased by $684,000 to $15.6 million for the twelve month period ended September 30, 2003 when compared to the same period in the prior year. The decrease is primarily due to the discontinuation of the secondary progressive multiple sclerosis clinical trial program in the comparative prior period and a decrease in payments of milestones and royalty fees due to licensors upon receipt of milestone payments.  The decrease was partially offset by the research and development costs included for Cohesion.  Selling, general and administration costs increased by $6.1 million to $18.2 million for the twelve month period ended September 30, 2003 primarily due to the inclusion of Cohesion’s expenditures of $6.7 million including selling and marketing costs for approved products.

At the end of the quarter, the Company's financial position was strong with available cash balances of approximately $124.8 million. Of that amount, approximately $95.4 million (U.S. $70.6 million) was denominated in U.S. currency, which will be used to meet our anticipated U.S. dollar expenditures in future periods.  In October 2003, we completed a public offering of 5,750,000 common shares resulting in net proceeds of $321 million (U.S. $238 million).  The proceeds of the offering are expected to be used to fund our clinical studies, research and product development, working capital and general corporate purposes, including acquisitions.

Our fiscal year end is changing from September 30 to December 31.  Accordingly, for the current fiscal year we will report consolidated financial results for the fifteen month period ending December 31, 2003.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Twelve Months Ended September 30,
(In thousands of Canadian $, except per share data)	2003	2002	2003	2002
				(Audited)
Revenue
Product sales	2,514	-	7,694	-
License and research contract fees	1,593	154	4,323	7,322
Royalty revenue	1,760	8	2,246	8
Total revenue	5,867	162	14,263	7,330

Expenses
Cost of goods sold – product sales	2,194	-	4,870	-
Research and development	5,012	2,354	15,627	16,311
Selling, general and administration	3,928	3,976	18,236	12,104
Amortization	2,876	803	9,047	3,141
Operating loss	(8,143)	(6,971)	(33,517)	(24,226)

Foreign exchange (loss) gain	(397)	4,361	(14,914)	629
Investment and other income	515	682	2,008	3,454
Interest expense –capital lease	(28)	-	(101)	-
Loss for the period	(8,053)	(1,928)	(46,524)	(20,143)

Basic and diluted loss per common share	$(0.23)	$(0.06)	$(1.38)	$(0.64)
Weighted average shares outstanding (in thousands)	35,205	31,401	33,753	31,266

ANGIOTECH PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian $)	September 30, 2003	September 30, 2002
	(Unaudited)	(Audited)
Assets
Current assets: Cash and short-term investments	124,809	136,350
Other current assets	9,086	1,570
Total current assets	133,895	137,920

Capital assets, net	12,370	8,958
Intangible assets, net	32,804	4,687
Goodwill	32,592	-
Other assets	3,055	-
	214,716	151,565

Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities	8,073	8,898
Deferred revenue	13,903	718
Capital lease obligation	1,453	-
Deferred leasehold inducement	2,718	2,537
Shareholder' equity	188,569	139,412
	214,716	151,565

This press release contains the condensed financial statements. If you require a copy of Angiotech's unaudited interim consolidated financial statements for the quarter ended September 30, 2003, please contact the Company or visit our website at www.angiotech.com.

A conference call on Angiotech's 4th Quarter Financials will be held on Monday, November 17, 2003 at 2 PM PST (5 PM EST). The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialing toll-free at (800) 724-7043. Please note this is an analyst call and at the end of the presentation we will invite questions from the analysts only. A recording of the call will be available until Monday, November 24, 2003 by calling (800) 558-5253 and entering Access Code 21163996.

Statements in this press release regarding future financial and operating results of the combination of Angiotech and Cohesion, benefits and synergies of the combination, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or Cohesion managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.   In addition, statements regarding the proposed transaction between Angiotech and STS, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or STS managements’ future expectations, beliefs, goals, plans or prospects should also be considered to be forward-looking statements.  Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to realize anticipated synergies and cost savings; the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; general economic and business conditions, both nationally and in regions in which Angiotech operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against Angiotech or its subsidiaries; other factors referenced in Angiotech’s regulatory filings with the United States Securities and Exchange Commission or the Canadian Securities Regulators and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and its subsidiaries disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

# # #

Company Contacts:

Ian Harper (Investors) ext.6996

Rui Avelar (Media) ext. 6901

Phone: (604) 221-7676